

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2012

Via E-mail
Donald H. Hosmer
Co-Chief Executive Officer
Royale Energy, Inc.
7676 Hazard Center Drive
Suite 1500
San Diego, CA 92108

> **Re: Royale Energy, Inc.**
> **Form 10-K for Fiscal Year ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 000-22750**

Dear Mr. Hosmer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 2. Description of Property, page 7

1.   We note that your MCF equivalent for barrels of oil is "based on a 10 to 1 ratio of the price per barrel of oil to the price per MCF of natural gas." As an equivalency of six to one is the ratio typically used for this purpose, revise to explain your basis for choosing this particular ratio. See Instruction 3 to Item 1202(a)(2) of Regulation S-K.

2.   Please provide the ongoing activity information required by Item 1206 of Regulation S-K.

3.   If applicable, please provide the delivery commitment information required by Item 1207 of Regulation S-K.

4.   Please provide the total gross and net productive well information required by Item 1208(a) of Regulation S-K. We note the related disclosure at page 9.

Item 7. MD&A of Financial Condition and Results of Operations, page 13

Capital Resources and Liquidity, page 17

5.   We note that the price of natural gas, which comprised almost 99% of your reserves and 98% of your production for the year ended December 31, 2011, has been depressed. At the same time, reference to your most recent Form 10-Q, filed on November 13, 2012, shows that your working capital deficit has continued to increase. In light of these factors, please disclose how you intend to finance the development of your proved undeveloped reserves going forward, if known. See Item 1203(d) of Regulation S-K. Similarly, based on these trends and if these conditions were to persist, please discuss the extent to which you would expect to curtail activities. We note the general discussion under the risk factor captioned "We Require Substantial Capital for Exploration and Development" at page 6. See Items 303(a)(1) and (a)(2) of Regulation S-K.

6.   Additionally, we note that your deferred revenue from turnkey drilling, a current liability, greatly exceeds the sum of your cash balance and cash flows provided by operating activities. Please discuss known commitments for capital expenditures and any expected material change to the mix and relative cost of your capital resources.

Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-8

7.   We note your discussion regarding turnkey drilling agreements under which you arrange to share drilling costs with investors to develop leasehold acreage you have acquired. We understand that investor funds designated to cover pre-drilling costs are non-refundable and reported as revenue when received, while funds designated for drilling costs are deferred until drilling occurs.

        Please expand your disclosure to provide further details of these arrangements, such as (i) the nature of the interests both conveyed and retained, (ii) typical percentages of the interests, (iii) an explanation for any differences between these interests and responsibility for costs, (iv) any provisions for cost recovery that alter sharing of returns in a manner that is not proportional to the interests held, (v) identity of the operator of the properties, (vi) the status of the underlying properties in advance of drilling, clarifying whether oil and gas reserves have been established, and (vii) if reserves are found, the manner by which future development or operation of the properties would progress.

Please tell us how you view your agreements in the context of the guidance in FASB ASC 932-360-55. For example, it should be clear how you determined that guidance in subparagraphs 55-3, 55-4, 55-5, 55-7 and 55-9 did not apply, if this is your view. We would like to understand the manner by which you have apportioned funds received between conveyances of property interests and the provision of drilling services, including your rationale.

For drilling services, you should address your application of the guidance in FASB ASC 605-35-25-11 through 25-13 in determining that you would segment your accounting for funds related to pre-drilling and drilling.

Note 5 – Financial Information Relating to Industry Segments, page F-16

8.   For each year presented, the amounts identified as 'lease impairment' appear to have been evenly split between your two reported segments. As disclosure on page F-9 indicates these relate to oil and gas properties that have been impaired, tell us your rationale for attributing any portion of these charges to your turnkey drilling services segment and explain your logic in dividing them equally.

Note 7 – Income Taxes, page F-20

9.   We note that you report cumulative losses for the three and five year periods ended December 31, 2011. In view of this, explain to us your basis for concluding that it is more likely than not that your deferred tax assets will be realized and that a full valuation allowance is not required. As part of your response, describe the positive and negative evidence you considered in evaluating the need for a valuation allowance and explain the relative weights you assigned to this evidence and your rationale. Given the guidance in FASB ASC 740-10-30-23, explaining that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome, we would like to understand the extent to which you have adhered to the guidance in FASB ASC 740-10-30-16 through 740-10-30-23 in conducting your analysis.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or Karl Hiller, Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director